Mail Stop 6010

March 9, 2007

Diane Glatfelter
Chief Financial Officer
Clean Power Technologies, Inc.
436-35th Avenue N.W.
Calgary, Alberta Canada T2K 0C1

> **Re: Clean Power Technologies, Inc.**
> **Form 10-KSB for the fiscal year ended August 31, 2006**
> **Filed December 14, 2006**
> **File No. 0-51716**

Dear Ms. Glatfelter:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Martin F. James
                                        Senior Assistant Chief Accountant